Registration Statement No. 333-275898 Filed Pursuant to Rule 424(b)(2)
The information in this preliminary pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement

Subject to Completion: Dated October 2, 2024

Pricing Supplement dated October __, 2024 to the Prospectus dated December 20, 2023, the Prospectus Supplement dated December 20, 2023 and the Product Supplement No. 1A dated May 16, 2024

$ Redeemable Fixed Rate Notes, Due October 7, 2027 Royal Bank of Canada

Royal Bank of Canada is offering the Redeemable Fixed Rate Notes (the “Notes”) described below.

•	The Notes will accrue interest at the rate of 3.80% per annum, payable semiannually.

•	We may redeem the Notes in whole, but not in part, as described under “Key Terms” below.

•	You may request that we repurchase the Notes early, as described under “Key Terms” below.

•	Any payments on the Notes are subject to our credit risk.

•	The Notes will not be listed on any securities exchange.

CUSIP: 78014RSH4

Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page P-5 of this pricing supplement and “Risk Factors” in the accompanying prospectus, prospectus supplement and product supplement.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission or any other regulatory body has approved or disapproved of the Notes or passed upon the adequacy or accuracy of this pricing supplement. Any representation to the contrary is a criminal offense. The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality. The Notes are not bail-inable notes and are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.

	Per Note	Total
Price to public(1)	100.00%	$
Underwriting discounts and commissions(1)		$
Proceeds to Royal Bank of Canada		$

(1) RBC Capital Markets, LLC will purchase the Notes from us on the Issue Date at purchase prices between $990.00 and $1,000.00 per $1,000 principal amount of Notes, and will pay all or a portion of its underwriting discount of up to $10.00 per $1,000 principal amount of Notes to certain selected broker-dealers as a selling concession. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts and/or eligible institutional investors may forgo some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these accounts and/or for an eligible institutional investor may be as low as $990.00 per $1,000 principal amount of Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

The initial estimated value of the Notes determined by us as of the Pricing Date, which we refer to as the initial estimated value, is expected to be between $985.00 and $995.00 per $1,000 principal amount of Notes and will be less than the public offering price of the Notes. The final pricing supplement relating to the Notes will set forth the initial estimated value. The market value of the Notes at any time will reflect many factors, cannot be predicted with accuracy and may be less than this amount. We describe the determination of the initial estimated value in more detail below.

RBC Capital Markets, LLC

Redeemable Fixed Rate Notes

KEY TERMS

The information in this “Key Terms” section is qualified by any more detailed information set forth in this pricing supplement and in the accompanying prospectus, prospectus supplement and product supplement.

Issuer:	Royal Bank of Canada
Underwriter:	RBC Capital Markets, LLC (“RBCCM”)
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Pricing Date:	October 3, 2024
Issue Date:	October 7, 2024
Maturity Date:*	October 7, 2027
Interest Rate:	3.80% per annum
Interest Payment Dates:*	Semiannually, on the 7th calendar day of April and October of each year, beginning on April 7, 2025 and ending on the Maturity Date. If an Interest Payment Date is not a business day, interest will be paid on the next business day, without adjustment, and no additional interest will be paid in respect of the postponement.
Issuer Redemption:	The Notes are redeemable at our option, in whole, but not in part, on the Call Date upon 10 business days’ prior written notice. If we redeem the Notes, we will pay you the principal amount, together with the applicable interest payment, on the Call Date. No further payments will be made on the Notes.
Call Date:*	The Interest Payment Date scheduled to occur on October 7, 2026
Payment upon Early Repurchase:	The Notes are redeemable at your option on the Repurchase Date upon 10 business days’ prior written notice following the procedures described under “Additional Terms of Your Notes — Supplemental Terms of the Notes” in this pricing supplement. If you request to have your Notes redeemed and comply with those procedures, we will pay you the principal amount of your Notes, together with the applicable interest payment, on the relevant Repurchase Date. No further payments will be made on the Notes.
Repurchase Date:*	The Interest Payment Date scheduled to occur on April 7, 2027
Repurchase Notice:	A repurchase notice substantially in the form of the Repurchase Notice set forth in Annex A to this pricing supplement
Day Count Convention:	30 / 360
Calculation Agent:	RBCCM

* Subject to postponement. See “General Terms of the Notes—Postponement of a Payment Date” in the accompanying product supplement.

P-2	RBC Capital Markets, LLC

Redeemable Fixed Rate Notes

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated December 20, 2023, as supplemented by the prospectus supplement dated December 20, 2023, relating to our Senior Global Medium-Term Notes, Series J, of which the Notes are a part, and the product supplement no. 1A dated May 16, 2024. This pricing supplement, together with these documents, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials, including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement and the documents listed below. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. These documents are an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in each such document is current only as of its date.

If the information in this pricing supplement differs from the information contained in the documents listed below, you should rely on the information in this pricing supplement.

You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the documents listed below, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated December 20, 2023:

https://www.sec.gov/Archives/edgar/data/1000275/000119312523299520/d645671d424b3.htm

•	Prospectus Supplement dated December 20, 2023:

https://www.sec.gov/Archives/edgar/data/1000275/000119312523299523/d638227d424b3.htm

•	Product Supplement No. 1A dated May 16, 2024:

https://www.sec.gov/Archives/edgar/data/1000275/000095010324006777/dp211286_424b2-ps1a.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, “Royal Bank of Canada,” the “Bank,” “we,” “our” and “us” mean only Royal Bank of Canada.

Supplemental Terms of the Notes

Early Repurchase. You may submit a request to have us repurchase your Notes on the Repurchase Date, subject to the procedures and terms set forth below. Any repurchase request that we accept in accordance with the procedures and terms set forth below will be irrevocable.

To request that we repurchase your Notes, you must instruct your broker or other person through which you hold your Notes to take the following steps:

•	Send a Repurchase Notice to us via email at RBCCMRBCStruturedRatesTradingPuttableNotice@rbc.com by no later than 4:00 p.m., New York City time, on the tenth business day prior to the Repurchase Date. The subject line of the email should include the title and CUSIP of the Notes. We or our affiliate must acknowledge receipt of the Repurchase Notice on the same business day for it to be effective, which acknowledgment will be deemed to evidence our acceptance of your repurchase request;

•	Instruct your DTC custodian to book a delivery versus payment trade with respect to your Notes on the Repurchase Date at a price equal to the amount payable upon early repurchase of the Notes, facing DTC 235; and

P-3	RBC Capital Markets, LLC

Redeemable Fixed Rate Notes
•	Cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the Repurchase Date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, you should consult the brokerage firm through which you own your interest in the Notes in respect of those deadlines. If you elect to request that we repurchase your Notes, your request will be valid only if we receive your Repurchase Notice by no later than 4:00 p.m., New York City time, on the tenth business day prior to the Repurchase Date and if we (or our affiliates) acknowledge receipt of the Repurchase Notice on the same day. If we do not receive that Repurchase Notice or we (or our affiliates) do not acknowledge receipt of that notice, your repurchase request will not be effective and we will not repurchase your Notes. Once given, a Repurchase Notice may not be revoked.

The Calculation Agent will, in its sole discretion, resolve any questions that may arise as to the validity of a Repurchase Notice and the timing of receipt of a Repurchase Notice or as to whether and when the required deliveries have been made. Any questions relating to the repurchase requirements should be directed to the following email address: RBCCMRBCStruturedRatesTradingPuttableNotice@rbc.com.

P-4	RBC Capital Markets, LLC

Redeemable Fixed Rate Notes

SELECTED RISK CONSIDERATIONS

The Notes involve risks not associated with an investment in ordinary fixed rate notes. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read also the “Risk Factors” sections of the accompanying prospectus, prospectus supplement and product supplement. You should not purchase the Notes unless you understand and can bear the risks of investing in the Notes.

Risks Relating to the Terms and Structure of the Notes

•	The Notes Are Subject to the Risk of an Early Redemption — We have the option to redeem the Notes on the Call Date set forth above. It is more likely that we will redeem the Notes prior to the Maturity Date to the extent that the interest payable on the Notes is greater than the interest that would be payable on our other instruments of a comparable maturity, terms and credit rating trading in the market. If the Notes are redeemed prior to the Maturity Date, you may have to re-invest the proceeds in a lower rate environment, and you will not receive any further payments on the Notes.

•	There Are Restrictions on Your Ability to Request That We Repurchase Your Notes — If you elect to exercise your right to have us repurchase your Notes, your request that we repurchase your Notes is valid only if we receive your Repurchase Notice by no later than 4:00 p.m., New York City time, on the tenth business day prior to the Repurchase Date, and we (or our affiliates) acknowledge receipt of the Repurchase Notice that same day. If you submit the Repurchase Notice after that deadline, if we (or our affiliates) do not acknowledge receipt of that notice or if you otherwise do not follow the procedures described under “Additional Terms of Your Notes — Supplemental Terms of the Notes” in this pricing supplement, your repurchase request will not be effective and we will not be required to repurchase your Notes on the Repurchase Date.

•	Payments on the Notes Are Subject to Our Credit Risk, and Market Perceptions about Our Creditworthiness May Adversely Affect the Market Value of the Notes — The Notes are our senior unsecured debt securities, and your receipt of any amounts due on the Notes is dependent upon our ability to pay our obligations as they come due. If we were to default on our payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment. In addition, any negative changes in market perceptions about our creditworthiness may adversely affect the market value of the Notes.

Risks Relating to the Initial Estimated Value of the Notes

•	The Initial Estimated Value of the Notes Will Be Less Than the Public Offering Price — The initial estimated value of the Notes will be less than the public offering price of the Notes and does not represent a minimum price at which we, RBCCM or any of our other affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the level of the Reference Rate, our credit ratings and financial condition, the internal funding rate we pay to issue securities of this kind (which is lower than the rate at which we borrow funds by issuing conventional fixed rate debt), and the inclusion in the public offering price of the underwriting discount, if any, our estimated profit and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount, if any, our estimated profit or the hedging costs relating to the Notes. In addition, any price at which you may sell the Notes is likely to reflect customary bid-ask spreads for similar trades. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on a secondary market rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary market price will be less than if the internal funding rate were used. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold the Notes to maturity.

P-5	RBC Capital Markets, LLC

Redeemable Fixed Rate Notes
•	The Initial Estimated Value of the Notes Is Only an Estimate, Calculated as of the Pricing Date — The initial estimated value of the Notes is based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate is based on a variety of assumptions, including our internal funding rate (which represents a discount from our credit spreads), expectations as to interest rates and volatility and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do. The value of the Notes at any time after the Pricing Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of the Notes.

P-6	RBC Capital Markets, LLC

Redeemable Fixed Rate Notes

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

You should review carefully the section in the accompanying product supplement entitled “United States Federal Income Tax Considerations,” focusing particularly on the section entitled “—Tax Consequences to U.S. Holders—Notes Treated as Debt Instruments—General.” The following discussion, when read in combination with “United States Federal Income Tax Considerations” in the accompanying product supplement, constitutes the full opinion of our counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the Notes. This discussion assumes that you purchased the Notes for cash in the original issuance at the stated issue price and does not address other circumstances specific to you. In the opinion of our counsel, which is based on representations provided by us, it is reasonable to treat the Notes for U.S. federal income tax purposes as debt instruments that are issued without original issue discount. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes in your particular circumstances, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

After the initial offering of the Notes, the public offering price of the Notes may change.

The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then-prevailing market conditions, our creditworthiness and transaction costs. For a period of up to approximately six months after the Issue Date, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount, if any, or our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of RBCCM’s underwriting discount, if any, and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.

RBCCM or another of its affiliates or agents may use this pricing supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

For additional information about the settlement cycle of the Notes, see “Plan of Distribution” in the accompanying prospectus. For additional information as to the relationship between us and RBCCM, see the section “Plan of Distribution—Conflicts of Interest” in the accompanying prospectus.

STRUCTURING THE NOTES

The Notes are our debt securities. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under structured notes at a rate that is lower than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. The lower internal funding rate, the underwriting discount, if any, and the hedging-related costs relating to the Notes reduce the economic terms of the Notes to you and result in the initial estimated value for the Notes being less than their public offering price. Unlike the initial estimated value, any value of the Notes determined for purposes of a secondary market transaction may be based on a secondary market rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.

In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with RBCCM and/or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, volatility and the tenor of the Notes. The economic terms of the Notes and the initial estimated value depend in part on the terms of these hedging arrangements.

See “Selected Risk Considerations—Risks Relating to the Initial Estimated Value of the Notes—The Initial Estimated Value of the Notes Will Be Less Than the Public Offering Price” above.

P-7	RBC Capital Markets, LLC

Redeemable Fixed Rate Notes

ANNEX A

Form of Repurchase Notice

To: RBCCMRBCStruturedRatesTradingPuttableNotice@rbc.com

Subject: Redeemable Fixed Rate Notes due October 7, 2027, CUSIP No. 78014RSH4

Ladies and Gentlemen:

The undersigned holder of Royal Bank of Canada’s Senior Global Medium-Term Notes, Series J, Redeemable Fixed Rate Notes due October 7, 2027, CUSIP No. 78014RSH4 (the “Notes”) hereby irrevocably elects to exercise, with respect to the number of the Notes indicated below, as of the date hereof, the right to have you repurchase such Notes on the Repurchase Date specified below as described in the pricing supplement relating to the Notes (the “Pricing Supplement”). Terms not defined herein have the meanings given to such terms in the Pricing Supplement.

The undersigned certifies to you that it will (i) instruct its DTC custodian with respect to the Notes (specified below) to book a delivery versus payment trade on the Repurchase Date with respect to the number of Notes specified below at a price per $1,000 principal amount of Notes determined in the manner described in the Pricing Supplement, facing DTC 235, and (ii) cause the DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the Repurchase Date.

Very truly yours,

[NAME OF HOLDER]

Name:
Title:
Telephone:
Email:

Number of Notes surrendered for Repurchase:

Repurchase Date*:

DTC # (and any relevant sub-account):

Contact Name:
Telephone:

Acknowledgment: I acknowledge that the Notes specified above will not be repurchased unless all of the requirements specified in the Pricing Supplement are satisfied, including the acknowledgment by you or your affiliate of the receipt of this notice on the date hereof.

Any questions relating to the repurchase requirements should be directed to the following email address: RBCCMRBCStruturedRatesTradingPuttableNotice@rbc.com.

* Subject to postponement. See “General Terms of the Notes—Postponement of a Payment Date” in the product supplement accompanying the Pricing Supplement.

P-8	RBC Capital Markets, LLC